VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

August 22, 2024

Re:	Invesco DB Commodity Index Tracking Fund

Registration Statement on Form S-3 (Registration No. 333-280601)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Invesco DB Commodity Index Tracking Fund hereby requests acceleration of the effective date of the Registration Statement on Form S-3 (Registration No. 333-280601), so that it becomes effective at 4:00 p.m., Eastern Time, on August 26, 2024, or as soon as practicable thereafter.

Invesco DB Commodity Index Tracking Fund

By:	Invesco Capital Management LLC, its Managing Owner

	By:	*
Name: Brian Hartigan
Title: Principal Executive Officer

*By:	/s/ Adam Henkel
Name: Adam Henkel
Title: Attorney-in-fact